Mail Stop 0308



April 21, 2005

Reggie B. Cook
Chief Financial Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma  73105

		RE: 	AMS Health Sciences, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			File No.  1-13343

Dear Mr. Cook:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

1. We note that you include free cash flow in MD&A. In accordance with Item 10(e) of Regulation S-K, tell us and provide in future filings the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors and a statement disclosing the additional purposes, if any, for which the registrant`s management uses the non-GAAP financial measure that are not disclosed elsewhere.

Results of Operations

2. We note that you exclude certain distribution expenses from cost of sales. In future filings, please provide cautionary disclosure in
MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others, like you, exclude all or a portion of them from gross margin, including them instead in a line item such as marketing, distribution and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, quantify in MD&A and the notes to your financial statements the amount of these costs excluded from cost of sales.

3. Tell us, and quantify in future filings, the number of associate terminations for each period presented and the impact on the financial statements as a result of buy-backs.

Liquidity and Capital Resources

4. We note from the business section that you do not generally have long-term supply contracts. However, we also note that you "customarily enter into contracts with your manufacturers and suppliers to establish the terms and conditions of purchase."
Tell
us, if you entered into any material contracts with manufacturers and suppliers as of December 31, 2004 and, if so, include in the contractual obligations schedule in accordance with Item 303(a)(5) of
Regulation S-K in future filings.

5. We note that you plan to fund working capital needs over the next
12 months with cash from operating activities and existing cash
and
cash equivalents.  We note that you used cash in operating
activities
of ($2,766,247) and ($1,042,590) in the years ended December 31,
2004
and December 31, 2003, and you had a cash and cash equivalents balance of $588,909 on hand at December 31, 2004. Tell us if you anticipate funding operations using any additional sources or provide further detail surrounding your cash flow expectations from operating activities.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

General

6. Tell us how you considered FAS 131 concerning segments of an enterprise. If you determined that you have a single reportable segment, tell us how you came to that conclusion and disclose in future filings. Also in future filings, make sure you address paragraphs 37-39, as they apply to all enterprises, including those enterprises that have a single reportable segment.

Note 1:  Summary of Significant Accounting Policies

7. We note your disclosure on page 25 of the type of costs included in cost of sales. Please expand the notes to the financial statements to disclose your policy as to the costs included in cost of sales. Also indicate whether you include warehousing costs and inspection costs.

Revenue Recognition

8. To the extent you recognize revenues upon shipment, please also disclose whether your stated shipping terms are FOB shipping point or
FOB destination and when title passes from you to your customer. Please clarify for us how you have met the criteria for sales recognition upon shipment, rather than upon delivery to and acceptance by the customer.

Sales Returns

9. We note your sales return and buy-back policies concerning product sales. We also note that the cost of products returned to the Company was 3.7% of gross sales in 2004, and less than 1% in 2003 and
2002. Please disclose how you account for sales returns and your methodology for determining a reserve for sales returns, if any. If material, include a Schedule II for this valuation and qualifying account. See Rules 5-04 and 12-09 of Regulation S-X.

Note 2:  Marketable Securities

10. In future filings, for investments in debt securities
classified
as available-for-sale, please disclose information about the contractual maturities of those securities as of the date of the most
recent statement of financial position presented.  See paragraph
20
of FAS 115.

11. In future filings, please present the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period in accordance with paragraph 21(d) of FAS
115.

Note 8:  Stock Options Plans

12. We note that the option price for shares of stock issued under the 1995 Stock Option Plan is set at a price not less than 85% of the market value of the stock on the date of grant. Tell us if any compensation expense was recognized under APB Opinion No. 25 on the issuance of stock based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock.



Note 14:  Quarterly Results of Operations (Unaudited)

13. In future filings, include gross profit in the summary of quarterly results in accordance with Item 302 of Regulation S-K.

Note 15:  Year-End Adjustments

14. You state in one sentence that the year-end adjustments
"reduce
net loss" and in another that they "increased 2004 fourth quarter
basic loss per share."    Tell us the impact of the year-end
adjustments on net loss and revise in future filings.

15. Please advise and revise future filings to disclose your policies for accruing employee benefits and associate incentives indicating when the liabilities are incurred.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, to Donna Di Silvio, at (202) 551-3202, or the undersigned at (202) 551-3841. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.

      Sincerely,



      Michael Moran
      Branch Chief
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Mr. Reggie B. Cook
AMS Health Sciences, Inc.
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